HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 5, 2022

HIVE Blockchain Delayed in Completion of Annual Filings

Receives Notification of Deficiency from Nasdaq Related to Delayed Filing of Form 40-F

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq: HIVE) (FSE: HBFA) (the "Company" or "HIVE") announces that it expects that its annual report on Form 40-F (the "Form 40-F"), which contains its annual audited financial statements, as well was its CEO and CFO certifications and its management discussion and analysis filing in Canada for the fiscal year ended March 31, 2022 (collectively, the "Annual Filings") will be released after the scheduled filing date of June 29, 2022. The Company currently anticipates being able to file the Annual Filings on or before July 15, 2022. As a result of the delayed filing, the Company received a letter dated July 1, 2022 (the "Letter") from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") notifying the Company that it was not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) due to not having timely filed the 40-F. The Letter has no immediate effect on the listing or trading of HIVE's common shares on the Nasdaq Capital Market. The Letter states that the Company is required to submit a plan to regain compliance with Rule 5250(c)(1) within 60 calendar days. If the plan is accepted by Nasdaq, then Nasdaq can grant the Company up to 180 calendar days from the due date of the Form 40-F to regain compliance.

The Company has been late in the preparation of the Annual Filings due to a combination of factors including (i) the challenge of meeting the shorter filing deadline for non-venture issuers in Canada due to the Company's recent listing on the NASDAQ and (ii) the rapid increase in the Company's growth and the accompanying increase in the number of transactions. The Company does not anticipate such difficulties with future filings and is making arrangements to satisfy all filing requirements for future year ends, including hiring additional finance staff.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; statements and information regarding the timing for the filings of the Annual Filings; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the reliance of the Company on its auditors and management with respect to the Annual Filings, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.